October 17, 2024

Sandeep Reddy
Executive Vice President, Chief Financial Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, MI 48105

       Re: Domino's Pizza, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Annual Report to Security Holders for Fiscal Year Ended December 31, 2023
           File No. 001-32242
Dear Sandeep Reddy:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report to Security Holders for Fiscal Year Ended December 31, 2023 Hungry for More Already in Action
Enhanced by Best-in-Class Franchisees

1.     You present the non-GAAP measure of EBITDA per store in your Annual
Report to
       Security Holders. Please revise to include the disclosures required by
Item 100(a) of
       Regulation G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 17, 2024
Page 2

       Please contact Valeria Franks at 202-551-7705 or Keira Nakada at 202-551-3659 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services